United States
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



                                        FORM 15


   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.



   Commission File Number:  333-82716-03


     Morgan Stanley Auto Loan Trust 2004-HB2


   (Exact name of Registrant as specified in its charter)




     c/o Wells Fargo Bank, N.A.
     6th Street and Marquette Avenue
     Minneapolis, MN 55479
     Tel (612) 667-8058

   (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


    Class A-1
    Class A-2
    Class A-3
    Class A-4
    Class B
    Class C
    Class D
    Class E



   (Title of each class of securities covered by this Form)


      None

   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)



   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


      Rule 12g-4(a)(1)(i)        / /

      Rule 12g-4(a)(1)(ii)       / /

      Rule 12g-4(a)(2)(i)        / /

      Rule 12g-4(a)(2)(ii)       / /

      Rule 15d-6                 /X/

      Rule 12h-3(b)(1)(i)        /X/

      Rule 12h-3(b)(1)(ii)       / /

      Rule 12h-3(b)(2)(i)        / /

      Rule 12h-3(b)(2)(ii)       / /



   Approximate number of holders of record as of the certification or notice date:

     Class A-1 		 6
     Class A-2  	10
     Class A-3     	14
     Class A-4   	12
     Class B		 3
     Class C		 4
     Class D		 9
     Class E     	 6

     Total      	64


   Pursuant to the requirements of the Securities Exchange Act of 1934,

     Morgan Stanley Auto Loan Trust 2004-HB2


   has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


   Date: 01/6/2005
   By: /s/ Edna Barber, Assistant Vice President



   Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the Registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.